ADVANCING ECO AGRICULTURE, LLC AND AFFILIATE

COMBINED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

ADVANCING ECO AGRICULURE, LLC AND AFFILIATE

CONTENTS



GRASSI
ADVISORS & ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To The Members
Advancing Eco Agriculture, LLC and Affiliate
Middlefield, OH

Opinion

We have audited the accompanying combined financial statements of Advancing Eco Agriculture, LLC and Affiliate (the "Company"), which comprise the combined balance sheets at December 31, 2022 and 2021, and the related combined statements of income, changes in members' equity, and cash flows for the years then ended, and the related notes to the combined financial statements.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Advancing Eco Agriculture, LLC and Affiliate as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Advancing Eco Agriculture, LLC and Affiliate and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of Matters

As discussed in Note 2 to the combined financial statements, the Company changed its accounting policy related to its recording of leases whereby it is recognizing a right-of-use asset and a lease liability for all lease agreements with a term greater than 12 months. The policy was adopted retrospectively effective January 1, 2022. There was no cumulative effect of initially applying the policy recognized as of the date of application. Our opinion is not modified with respect to this matter.

As discussed in Note 2 to the combined financial statements, the Company changed its accounting policy related to lessor entities under common control, whereby it will not apply variable interest entity guidance to such entities if certain requirements are met. The policy was adopted retrospectively effective January 1, 2021. Our opinion is not modified with respect to this matter.

As discussed in Note 3 to the combined financial statements, the December 31, 2022 and 2021 combined financial statements were restated to correct for certain errors. In addition, the January 1, 2021 members' deficit has been restated to correct certain errors. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the combined financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined financial statements that are free from material misstatement, whether due to fraud or error.

1

50 JERICHO QUADRANGLE, STE. 200, JERICHO, NY 11753
P: 516.336.2450 • F: 516.256.3510 • GRASSICPAS.COM
NEW YORK | NEW JERSEY | MASSACHUSETTS | FLORIDA

MOORE
AN INDEPENDENT FIRM
ASSOCIATED WITH MOORE
GLOBAL NETWORK LIMITED

In preparing the combined financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Advancing Eco Agriculture, LLC and Affiliate's ability to continue as a going concern within one year after the date that the combined financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the combined financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the combined financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the combined financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Advancing Eco Agriculture, LLC and Affiliate's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the combined financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Advancing Eco Agriculture, LLC and Affiliate's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Grassi & Co, CPAs, P.C.

GRASSI & CO., CPAs, P.C.

Jericho, New York
September 29, 2023

ADVANCING ECO AGRICULTURE, LLC AND AFFILIATE
COMBINED BALANCE SHEETS
DECEMBER 31, 2022 AND 2021

ASSETS

	2022 (RESTATED)	2021 (RESTATED)
CURRENT ASSETS:		
Cash and cash equivalents	$ 1,908,314	$ 3,376,541
Accounts receivable, net	1,389,052	1,045,221
Inventories, net	2,365,272	2,157,646
Prepaid expenses and other current assets	74,592	75,815
Contract assets	597,500	-
Total Current Assets	6,334,730	6,655,223
PROPERTY AND EQUIPMENT, NET	2,512,624	823,863
OTHER ASSETS:		
Note receivable, related party	393,448	220,960
Advances to related party	-	83,488
Accounts receivable - related party	-	209,769
Operating lease right-of-use assets	4,682,416	-
Goodwill	200,441	-
Other assets	205,000	-
Total Other Assets	5,481,305	514,217
TOTAL ASSETS	$ 14,328,659	$ 7,993,303

The accompanying notes are an integral part of these combined financial statements.

ADVANCING ECO AGRICULTURE, LLC AND AFFILIATE
COMBINED BALANCE SHEETS
DECEMBER 31, 2022 AND 2021

LIABILITIES AND MEMBERS' EQUITY

	2022 (RESTATED)	2021 (RESTATED)
CURRENT LIABILITIES:		
Accounts payable	$ 261,322	$ 204,891
Current maturities of long-term debt, net	172,084	113,011
Current portion of obligations under capital leases	-	17,201
Accrued expenses	450,570	763,293
Contract liabilities	1,859,457	3,338,966
Current portion of operating lease liabilities	727,710	-
Notes payable, related party	-	300,000
Total Current Liabilities	3,471,143	4,737,362
LONG-TERM LIABILITIES:		
Accounts payable, related party	-	128,985
Long-term debt, less current maturities, net	1,182,577	1,372,254
Obligations under capital leases, less current portion	-	4,548
Operating lease liabilities, less current portion	4,029,763	-
Other liabilities	309,338	197,382
Total Long-Term Liabilities	5,521,678	1,703,169
Total Liabilities	8,992,821	6,440,531
COMMITMENTS AND CONTINGENCIES		
MEMBERS' EQUITY	5,335,838	1,552,772
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 14,328,659	$ 7,993,303

The accompanying notes are an integral part of these combined financial statements.

ADVANCING ECO AGRICULTURE, LLC AND AFFILIATE
COMBINED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	2022 (RESTATED)	2021 (RESTATED)
NET REVENUES	$ 18,655,429	$ 14,300,920
COST OF GOODS SOLD	8,416,357	6,948,697
GROSS PROFIT	10,239,072	7,352,223
OPERATING EXPENSES	8,720,780	5,997,142
INCOME FROM OPERATIONS	1,518,292	1,355,081
OTHER (EXPENSE) INCOME:		
Interest expense	(109,252)	(13,918)
Gain on disposal of assets	-	5,622
Loss on investment	-	(7,005)
Other income	95,041	8,901
Total Other Expense	(14,211)	(6,400)
NET INCOME	$ 1,504,081	$ 1,348,681

The accompanying notes are an integral part of these combined financial statements.

5

ADVANCING ECO AGRICULTURE, LLC AND AFFILIATE
COMBINED STATEMENTS OF CHANGES IN MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

MEMBERS' DEFICIT, JANUARY 1, 2021, AS RESTATED	$	(12,620)
CUMULATIVE EFFECT ADJUSTMENT FROM IMPLEMENTATION OF ACCOUNTING STANDARDS UPDATE NO. 2018-17 (NOTE 2)		670,488
NET INCOME (AS RESTATED)		1,348,681
DISTRIBUTIONS TO MEMBERS		(453,777)
MEMBERS' EQUITY, DECEMBER 31, 2021, AS RESTATED		1,552,772
CONTRIBUTIONS		3,000,000
CONVERSION OF NOTE PAYABLE		300,000
NET INCOME (AS RESTATED)		1,504,081
DISTRIBUTIONS TO MEMBERS		(1,021,015)
MEMBERS' EQUITY, DECEMBER 31, 2022, AS RESTATED	$	5,335,838

ADVANCING ECO AGRICULTURE, LLC AND AFFILIATE
COMBINED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	2022 (RESTATED)	2021 (RESTATED)
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 1,504,081	$ 1,348,681
Adjustments to reconcile net income to net cash (used in) provided by operating activities:		
Bad debt expense	40,000	64,000
Depreciation and amortization	114,258	59,278
Gain on sale of property and equipment	-	(5,622)
Long-term incentive plan	111,956	12,864
Noncash lease expense	396,220	-
(Increase) decrease in assets:		
Accounts receivable	(321,038)	(198,274)
Inventories	(207,626)	(1,372,730)
Prepaid expenses and other current assets	1,223	(23,592)
Contract assets	(597,500)	-
Accounts receivable - related party	214,187	(209,769)
Other assets	(205,000)	-
Increase (decrease) in liabilities:		
Accounts payable	51,431	(47,920)
Accrued expenses	(248,508)	265,609
Contract liabilities	(1,540,606)	2,544,882
Other liabilities	-	7,005
Operating lease liabilities	(266,758)	-
NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	(953,680)	2,444,412
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	(1,768,019)	(269,430)
Cash paid for acquisition of business	(35,000)	-
Proceeds from sale of assets	-	23,700
Repayments of notes receivable - related party	-	129,205
Advances to related party	-	(137,953)
Issuance of notes receivable	(309,960)	-
Repayment of advances to related party	220,960	-
NET CASH USED IN INVESTING ACTIVITIES	(1,892,019)	(254,478)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Repayments of notes payable, bank, net	-	(15,885)
Proceeds from long-term debt	-	1,103,039
Advances from related party	-	119,840
Repayments of advances from related party	(349,945)	(12,000)
Repayments of long-term debt	(187,353)	(47,237)
Repayment of capital lease obligations	-	(42,358)
Debt acquisition costs	-	(16,515)
Contributions from members	3,000,000	-
Distributions to members	(1,085,230)	(389,562)
NET CASH PROVIDED BY FINANCING ACTIVITIES	1,377,472	699,322
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(1,468,227)	2,889,256
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	3,376,541	487,285
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 1,908,314	$ 3,376,541
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash paid during the year for:		
Interest	$ 207,243	$ 33,658
NONCASH INVESTING AND FINANCING ACTIVITIES:		
Conversion of note payable to membership interests	$ 300,000	$ -
Property and equipment acquired through long-term financing	$ 35,000	$ 111,561
Right-of-use asset - operating lease	$ 5,024,321	$ -
Repayment of long-term debt through refinancing	$ -	$ 296,961
Accrued distributions due to members	$ -	$ 64,215

The accompanying notes are an integral part of these combined financial statements.

Note 1 - <u>Nature of Operations and Principles of Combination</u>

<u>Business Activity</u>

Advancing Eco Agriculture, LLC ("AEA"), organized in 2008, is a plant nutrition and bio-stimulants consulting company that develops and manufactures high-quality regenerative agriculture products. AEA's manufacturing and office facilities are located in Middlefield, Ohio and Aurora, Colorado, with additional warehouse facilities in California, Florida, Kansas and Washington. AEA's customers are located primarily through the United States of America, with some internationally.

AEA Enterprises, LLC ("AEAE"), organized in 2009 and based in Middlefield, Ohio, is a leasing entity that was formed for the purpose of holding real estate which is leased to AEA.

Crop Health Laboratories, LLC ("CHL"), organized in 2014 and based in Bellville, Ohio, is a crop nutrition consulting company and the North American supplier of Plant Sap Analysis technology. CHL's customers are located primarily throughout the United States. On January 1, 2022, AEA entered into a limited liability interest purchase agreement to purchase the member's interest in CHL for $35,000. CHL is consolidated into the combined financial statements for the year ended December 31, 2022, as a wholly owned subsidiary of AEA. CHL is not consolidated into the combined financial statements as a subsidiary in 2021.

The Company is a limited liability company formed under the Limited Liability Company Act (the "Act"). The parties to the Limited Liability Company agreement are designated as members. Under the Act, the members of a limited liability company are not liable for the debts of the company.

<u>Principles of Combination</u>

The combined financial statements for 2022 include the accounts of AEA, its wholly owned subsidiary CHL, and AEAE, which is related through common ownership and management. The combined financial statements for 2021 include the accounts of AEA and AEAE. All significant intercompany balances and transactions have been eliminated in combination.

Note 2 - <u>Summary of Significant Accounting Policies</u>

<u>Basis of Presentation</u>

The accompanying combined financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Note 2 - <u>Summary of Significant Accounting Policies (cont'd.)</u>

<u>Change in Accounting Policies</u>

Adoption of ASU No. 2016-02

As of January 1, 2022, the Company adopted Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") No. 2016-02, *Leases (Topic 842)* ("ASC 842"). This ASU requires all lessees to recognize a right-of-use asset for the underlying leased asset and a lease liability for the corresponding lease liability for all lease agreements with a term greater than 12 months, initially measured at the present value of the lease payments. It also requires that initial direct costs (incremental costs of a lease that would not have been incurred if the lease had not been obtained) be assessed and added to the right-of-use asset and be included in its subsequent amortization.

In accordance with ASC 842, the modified retrospective method was applied to all lease agreements in effect at January 1, 2022. Under the modified retrospective method, the cumulative effect of applying ASC 842 is recognized at the date of application. There was no cumulative effect of initially applying the policy as of the date of application.

As of January 1, 2022 (the implementation date of ASC 842), right-of-use assets and the corresponding lease liabilities were recognized based on the present value of lease payments as of the application date over the remaining life of the lease term. Thereafter, right-of-use assets and the corresponding lease liabilities will be recognized as of the lease commencement date based on the present value of lease payments over the life of the lease term. To determine the present value of lease payments, the Company must use the rate implicit in the lease if it is readily determinable; otherwise, the Company may use either (a) a borrowing rate based on similar debt or (b) the practical expedient option provided by ASC 842, which allows an entity to use a risk-free rate for each class of underlying asset for a period comparable to the lease term to discount the lease payments to present value. The Company considers the lease term to be the non-cancellable period that it has the right to use the underlying asset, including all periods covered by an option to (1) extend the lease, if the Company is reasonably certain to exercise the option, (2) terminate the lease, if the Company is reasonably certain not to exercise that option, and (3) extend or not to terminate the lease, in which exercise of the option is controlled by the lessor. The Company has elected to use the practical expedient provided by ASC 842 to determine the present value of its lease payments. The Company's right-of-use assets and lease liabilities primarily relate to office space, manufacturing space, warehouse space, and equipment.

The Company has also utilized the following practical expedients:

- Short-term leases – for leases that are for a period of 12 months or less, the Company will not apply the recognition requirements of ASC 842.
- For leases that contain related non-lease components, such as maintenance, the Company will account for these payments as a single lease component.

Note 2 - <u>Summary of Significant Accounting Policies (cont'd.)</u>

<u>Change in Accounting Policies (cont'd.)</u>

Adoption of ASU No. 2016-02 (cont'd.)

In addition, the Company has utilized transitional practical expedients as follows:

- As of January 1, 2022, the Company has not reassessed –

  o Whether any expired or existing contracts are or contain leases;
  o The lease classification for any expired or existing leases; and
  o Initial direct costs related to any expired or existing leases.

Leases are classified as either operating or finance leases. For operating leases, the lease liability is initially and subsequently measured at the present value of the future payments at the lease commencement date. For finance leases, the lease liability is initially measured in the same manner and is subsequently measured similar to financed purchases, with interest expense recorded in connection with the lease liability. The classification between operating and finance leases determines whether lease expenses are recognized based on an effective interest method or on a straight-line basis, respectively, over the term of the lease.

The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for lease payments made at or before the lease commencement date, plus any initial direct costs incurred and less any incentives received. Right-of-use assets under finance leases are amortized on a straight-line basis over the lease term. Right-of-use assets for operating and finance leases are periodically reduced by impairment losses.

The Company monitors for events or changes that could require a reassessment of its leases. When a reassessment results in the remeasurement of a lease liability, a corresponding adjustment will be made to the carrying amount of the corresponding right-of-use asset unless doing so would reduce the carrying amount of the right-of-use asset to an amount less than zero.

Operating lease right-of-use assets are presented as "Operating lease right-of-use assets" on the combined balance sheet. The current portion of the operating lease liabilities is included as "Current portion of operating lease liabilities" in current liabilities, and the long-term portion is presented separately as "Operating lease liabilities, less current portion" in long-term liabilities.

In addition, the Company has a lease for warehouse space with varying monthly rental payments, which are based on a predetermined rate of gross sales of products held at the underlying warehouse. Rent expense related to leases with varying monthly payments amounted to $45,000 during the year ended December 31, 2022 and is included in cost goods sold and operating expenses in the combined statements of income.

Note 2 - Summary of Significant Accounting Policies (cont'd.)

Change in Accounting Policies (cont'd.)

Adoption of ASU No. 2018-17

In October 2018, the FASB issued ASU No. 2018-17, *Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities.* The amendments in this ASU provide a private company accounting alternative that allows a private company to elect not to apply variable interest entity ("VIE") guidance to any legal entities under common control (including common control leasing arrangements) if both the parent and legal entity being evaluated for consolidation are not public business entities. The guidance in this ASU will supersede the private company accounting alternative provided by ASU No. 2014-07, *Consolidation (Topic 810)*: *Applying Variable Interest Entities Guidance to Common Control Leasing Arrangements.*

If a company chooses to make the accounting policy election, it must apply the alternative to all current and future legal entities under common control that meet the criteria for applying it. The alternative cannot be applied selectively. A company choosing the accounting alternative still must provide a detailed disclosure about its involvement with and exposure to the legal entity under common control. Upon adoption, the amendments in the ASU must be applied retrospectively, with a cumulative-effect adjustment to retained earnings at the beginning of the earliest period presented.

During the year ended December 31, 2021, under the provisions of FASB ASC Topic 810, *Consolidation*, three entities related through common ownership were combined into AEA's combined financial statements. AEA has determined that these entities met the criteria required by ASU No. 2018-17 and the Company has elected to combine only AEAE into the combined financial statements as of January 1, 2021.

The Company adopted this ASU effective January 1, 2021. The adoption resulted in an increase in members' equity of $670,488 at January 1, 2021.

Revenue Recognition and Contracts with Customers

The Company recognizes its revenue in accordance with FASB Accounting Standards Codification ("ASC") Topic 606, *Revenue from Contracts with Customers* ("ASC 606"). The guidance affects any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards.

Note 2 - Summary of Significant Accounting Policies (cont'd.)

Revenue Recognition and Contracts with Customers (cont'd.)

ASC 606 provides that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration the entity expects to receive in exchange for those goods or services. An entity should apply the following five-step process to recognize revenue:

Step 1: Identify the contract with a customer.
Step 2: Identify the performance obligations in the contract.
Step 3: Determine the transaction price.
Step 4: Allocate the transaction price to the performance obligations in the contract.
Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

In accordance with FASB ASC Subtopic 606-10-50, the Company disaggregates revenue from contracts with customers into major product lines. The Company's revenue is reported under two revenue categories: product sales, which relates to the sale of regenerative agriculture additives and sap analysis testing kits and consulting services, which relates to the transfer of knowledge of AEA's techniques to improve plant health and quality through customized crop programs. The Company disaggregated revenue based on the timing of the transfer of control of the underlying product or service. The following schedule disaggregates the Company's revenue for the years ended December 31, 2022 and 2021:

	2022	2021
Product sales	$ 17,807,929	14,300,920
Consulting services	847,500	-
	$ 18,655,429	$ 14,300,920

Product Sales

Revenue is recognized upon the transfer of control of the promised products to customers in an amount that reflects the consideration the Company expects to receive in exchange for those products.

The Company typically transfers control upon shipment of the products, depending on the customer. Typically, revenue recognition coincides with the timing of invoicing to the customers, at which point the Company has an unconditional right to consideration.

The contract with the customer states the final terms of the sale, including the description, quantity, and price of each product purchased. Payment for product sales is typically due within 30 days of billing or upon receipt of the products, depending on the customer.

Note 2 - Summary of Significant Accounting Policies (cont'd.)

Revenue Recognition and Contracts with Customers (cont'd.)

Product Sales (cont'd.)

Product discounts are recognized as a reduction of sales in the period of revenue recognition. AEA's pre-order discount ranges from 5-10%, based on volume, for orders placed, and is available to all customers. CHL's pre-order discount is 53.33% and is available to one distributor. A tiered pricing schedule is available to all CHL customers based on volume.

Shipping and handling activities are performed after a customer obtains control of the good (traditionally FOB Shipping Point). The Company has elected as a practical expedient to account for shipping and handling as activities to fulfill the promise to transfer the good versus as a separate performance obligation. If revenue is recognized for the related good before the shipping and handling activities occur, the related costs of those shipping and handling activities shall be accrued – typically when revenue is recognized.

The Company has elected the practical expedient to recognize the incremental costs of obtaining a contract as an expense when the contract costs are incurred. Additionally, none of the Company's contracts have a significant financing component.

The Company's contracts with customers generally result in goods transferred at a point in time from a single performance obligation.

Consulting Services

The Company recognizes revenue related to consulting services over time, as performance obligations are satisfied, due to the continuous transfer of control to the customer. The customer typically controls the asset while the service is being performed, as evidenced by the Company's rights to payment for work performed.

Accounts receivable, net balances are summarized as follows:

	January 1, 2021	December 31, 2021	December 31, 2022
Accounts receivable, net	$ 910,947	$ 1,045,221	$ 1,389,052

Note 2 - Summary of Significant Accounting Policies (cont'd.)

Revenue Recognition and Contracts with Customers (cont'd.)

Contract Assets and Liabilities

Billing practices are governed by the contract terms of each project based upon the achievement of milestones or predetermined points in time. Billings do not necessarily correlate with revenue recognized. The Company's contract liabilities are reported in a net position on a contract-by-contract basis at the end of each reporting period in accordance with normal industry practice.

Contract assets include unbilled customer amounts typically resulting from revenue under long-term contracts. At January 1, 2021, January 1, 2022 and December 31, 2022, contract assets amounted to $0, $0 and $597,500, respectively.

The Company records customer deposits as contract liabilities when payments are received in advance of the performance obligation. Billings on these contracts are recognized as revenue when earned.

Contract liabilities balances are summarized as follows:

	January 1, 2021	December 31, 2021	December 31, 2022
Contract liabilities	$ 794,084	$ 3,338,966	$ 1,859,457

Use of Estimates

The preparation of combined financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the combined statements of cash flows, the Company considers all investments with maturities of three months or less from the purchase date to be cash equivalents.

Note 2 - <u>Summary of Significant Accounting Policies (cont'd.)</u>

<u>Accounts Receivable</u>

The Company carries trade accounts receivable related to regenerative agricultural additives and sap analysis test kits. The Company does not require collateral for accounts receivable. Normally, accounts receivable are due within 30 days after the date of the sale. Receivables more than 30 days old are considered past due. The Company estimates the allowance for doubtful accounts based upon a review of outstanding receivables and historical collection information by customer. Accounts receivable are written off when they are determined to be uncollectible. At December 31, 2022 and 2021, the allowance for doubtful accounts amounted to approximately $49,000 and $46,000, respectively.

<u>Inventories</u>

Inventories are valued at the lower of cost and net realizable value, with cost determined using the first in, first-out method. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation.

The Company monitors its inventory levels during the year and records provisions for excess inventories based on slower moving inventory. Potential excess inventory is defined as the amount of inventory on hand in excess of historical sales, forecasted demand, liquidation value and other factors. Losses from the write-down of damaged or otherwise nonsalable inventory are recorded in the period in which they occur. At December 31, 2022 and 2021, the reserve for slow moving inventory amounted to approximately $78,000 and $0, respectively.

<u>Property and Equipment</u>

Property and equipment is stated at cost, less accumulated depreciation and amortization. The costs of additions and betterments are capitalized and expenditures for repairs and maintenance are expensed in the period incurred. When items of property and equipment are sold or retired, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

Depreciation of property and equipment is provided utilizing the straight-line method over the estimated useful lives of the respective assets as follows:

Building and improvements	15 to 39 years
Transportation equipment	5 years
Machinery and equipment	7 to 15 years
Furniture and fixtures	7 years
Computer equipment	5 years

Leasehold improvements are amortized on a straight-line basis over the lesser of the lease term or the estimated useful lives of the assets.

Note 2 - <u>Summary of Significant Accounting Policies (cont'd.)</u>

<u>Property and Equipment (cont'd.)</u>

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable in accordance with FASB ASC Subtopic 360-10, *Impairment or Disposal of Long-Lived Assets.* Recoverability of long-lived assets is measured by comparing the carrying amount of the asset or asset group to the undiscounted cash flows that the asset or asset group is expected to generate. If the undiscounted cash flows of such assets are less than the carrying amount, the impairment to be recognized is measured as the amount by which the carrying amount, if any, exceeds the fair value. At December 31, 2022 and 2021, the Company determined there was no impairment of long-lived assets.

<u>Goodwill and Impairment</u>

Goodwill in the amount of $200,441 and $0 at December 31, 2022 and 2021, respectively, represents the excess of the purchase price over the fair value of the net assets acquired, which was recorded in conjunction with business combinations.

During the year ended December 31, 2022, the Company adopted FASB ASU No. 2021-03, *Intangibles - Goodwill and Other (Topic 350): Accounting Alternative for Evaluating Triggering Events*. The amendments in ASU No. 2021-03 provide private companies and not-for-profit (NFP) entities with an accounting alternative to perform the goodwill impairment triggering event evaluation as required in FASB ASC Subtopic 350-20, *Intangibles - Goodwill and Other - Goodwill*, as of the end of the reporting period, whether the reporting period is an interim or annual period. An entity that elects this alternative is not required to monitor for goodwill impairment triggering events (when there is an indication that it is more likely than not that the fair value of the entity or reporting unit may be below its carrying amount) during the reporting period but, instead, should evaluate the facts and circumstances as of the end of each reporting period to determine whether a triggering event exists and, if so, whether it is more likely than not that goodwill is impaired. No impairment was deemed to exist at December 31, 2022.

<u>Deferred Financing Costs</u>

Deferred financing costs were incurred in connection with the issuance of the Company's note payable. These costs are amortized using the effective interest method over the term of the related indebtedness and are included in interest expense in the accompanying combined financial statements. The Company follows the provisions of FASB ASU No. 2015-03, *Interest - Imputation of Interest (Subtopic 835-30)*, in order to simplify the presentation of deferred financing costs as a direct deduction from the carrying amount of the corresponding debt liability.

Note 2 - Summary of Significant Accounting Policies (cont'd.)

Shipping and Handling Costs

Outgoing and incoming shipping and handling costs incurred during the year are included in cost of goods sold and amounted to $1,188,870 and $304,890, respectively, for the year ended December 31, 2022, and $1,188,858 and $227,893, respectively, for the year ended December 31, 2021.

Advertising Costs

Advertising costs are charged to operating expenses as incurred and totaled $807,640 and $336,876 for the years ended December 31, 2022 and 2021, respectively.

Pension Plan

The Company sponsors a 401(k) plan covering substantially all eligible employees. Eligible employees may defer a percentage of their compensation up to the annual maximum allowed by the Internal Revenue Code. Additionally, the Company makes matching contributions as well as discretionary profit-sharing contributions to employees. For the years ended December 31, 2022 and 2021, matching contributions totaled $86,073 and $28,988, respectively.

Research and Development Costs

The Company expenses research and development costs as they are incurred. Research and development costs charged to operations amounted to $269,797 and $158,867 for the years ended December 31, 2022 and 2021, respectively.

Income Taxes

Generally, income taxes are not payable or provided for by the Company. The members are taxed individually on their share of the Company's earnings. The Company's net income or loss is allocated to the members based upon their profit and loss percentages.

In accordance with U.S. GAAP, the Company follows the guidance in FASB ASC Topic 740, *Income Taxes*. At December 31, 2022 and 2021, the Company does not believe it has any uncertain tax positions that would require either recognition or disclosure in the accompanying combined financial statements.

The Company files income tax returns in the U.S. in federal and certain state jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state or local tax examinations by taxing authorities for tax years before 2019. All subsequent tax years remain subject to examination by taxing authorities.

Note 2 - <u>Summary of Significant Accounting Policies (cont'd.)</u>

<u>New Accounting Pronouncement</u>

ASU No. 2016-03

In June 2016, the FASB issued ASU No. 2016-03, *Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,* which makes significant changes to the accounting for credit losses on financial assets and disclosures about them. The guidance applies to a wide variety of financial assets, including trade receivables and contract assets, and is effective for the Company for annual reporting periods beginning after December 15, 2022, and interim periods therein. The new guidance on the current expected credit loss ("CECL") impairment model requires an estimate of expected credit losses, measured over the contractual life of an asset, that considers forecasts of future economic conditions in addition to information about past events and current conditions. It requires entities to consider risk of loss even if it is remote, which may result in the recognition of credit losses on assets that do not have evidence of credit deterioration.

The Company has not yet determined if this ASU will have a material effect on its combined financial statements.

Note 3 - <u>Correction of Errors</u>

The Company has determined that a restatement of the December 31, 2020 combined financial statements is appropriate as the Company had not valued inventory properly and had not recorded a long-term liability for its long-term incentive plan (see Note 9). As a result, the Company has restated its combined financial statements at December 31, 2020 to reflect the impact on members' deficit.

The Company has restated its combined financial statements as of January 1, 2021 as follows:

	As Previously Stated	As Restated	Effects on Members' Equity (Deficit)
Inventories	$ 721,184	$ 797,373	$ 76,189
Long-term incentive plan liability	-	(142,190)	(142,190)
Members' equity at January 1, 2021, as previously stated			53,381
Members' deficit at January 1, 2021, as restated			$ (12,620)

Note 3 - Correction of Errors (cont'd.)

The Company has determined that a restatement of the December 31, 2021 combined financial statements is appropriate as the Company had not valued inventory properly and had not recorded a long-term liability for its long-term incentive plan (see Note 9). As a result, the Company has restated its combined financial statements at December 31, 2021 to reflect the impact on members' equity.

	As Previously Stated	As Restated	Effects on Members' Equity
Inventories	$ 2,154,787	$ 2,157,646	$ 2,859
Long-term incentive plan liability	-	(155,054)	(155,054)
Members' equity at December 31, 2021, as previously stated			1,704,967
Members' equity at Decemebr 31, 2021, as restated			$ 1,552,772

There was a net $86,192 decrease to net income during the year ended December 31, 2021, due to these restatements.

The Company has determined that a restatement of the December 31, 2022 combined financial statements is appropriate as the Company had not properly valued inventory, had not recorded goodwill related to an acquisition and had not recorded certain accrued expenses. As a result, the Company has restated its combined financial statements at December 31, 2022 to reflect the impact on members' equity.

	As Previously Stated	As Restated	Effects on Members' Equity
Inventories	$ 2,508,306	$ 2,365,272	$ (143,034)
Goodwill	-	200,411	200,411
Accrued expenses	(450,277)	(450,511)	(234)
Members' equity at December 31, 2022, as previously stated			5,278,695
Members' equity at December 31, 2022, as restated			$ 5,335,838

There was a net $110,034 decrease to net income during the year ended December 31, 2022, due to these restatements.

Note 4 - Concentration of Credit Risk

The Company maintains cash balances in several financial institutions. Such balances are insured by the Federal Deposit Insurance Corporation ("FDIC") for up to $250,000 per institution. From time to time, the Company's balances may exceed these limits.

At December 31, 2022 and 2021, approximately 75% and 12%, respectively, of the Company's accounts receivables were derived from two customers.

Note 4 - Concentration of Credit Risk (cont'd.)

During the years ended December 31, 2022 and 2021, approximately 14% and 19%, respectively, of the Company's revenues were derived from one customer.

During the year ended December 31, 2022, approximately 20% of the Company's purchases were derived from one vendor. During the year ended December 31, 2021, approximately 41% of the Company's purchases were derived from two vendors.

Note 5 - Inventories

Inventories, net consisted of the following at December 31:

	2022 (RESTATED)	2021 (RESTATED)
Raw materials	$ 1,218,909	$ 1,102,645
Finished goods	1,224,363	1,055,001
	2,443,272	2,157,646
Less: Reserve for slow moving inventory	78,000	-
	$ 2,365,272	$ 2,157,646

Note 6 - Property and Equipment

Property and equipment, net consisted of the following at December 31:

	2022	2021
Land	$ 30,000	30,000
Buildings and building improvements	616,024	467,823
Transportation equipment	435,891	280,285
Machinery and equipment	423,099	245,609
Furniture and fixtures	35,060	7,961
Computer equipment	56,169	-
Leasehold improvements	88,082	50,530
Construction in process	1,381,666	180,764
	3,065,991	1,262,972
Less: Accumulated depreciation and amortization	553,367	439,109
	$ 2,512,624	$ 823,863

Depreciation and amortization expense related to property and equipment amounted to $114,258 and $59,278 for the years ended December 31, 2022 and 2021, respectively.

Note 7 - <u>Lines of Credit</u>

On October 19, 2022, the Company entered into a $2,000,000 revolving line of credit with a bank, expiring November 1, 2024. Borrowings under the line of credit cannot exceed the lesser of the maximum commitment, $1,000,000, or the borrowing base, as defined. The line of credit is collateralized by substantially all assets of AEA and is personally guaranteed by AEA's majority member. The interest rate on the line is the Wall Street Journal prime rate less 0.25% (totaling 7.25% at December 31, 2022). The line of credit is subject to certain minimum financial and reporting covenants as determined by the bank. There were no advances outstanding as of December 31, 2022.

On October 19, 2022, the Company entered into a $2,000,000 equipment line of credit with a bank, expiring November 1, 2030. The line of credit is collateralized by substantially all assets of AEA and is personally guaranteed by AEA's majority member. The interest rate on the line is the Wall Street Journal prime rate plus 0.25% (totaling 7.75% at December 31, 2022). The line of credit is subject to certain minimum financial and reporting covenants as determined by the bank. There were no advances outstanding as of December 31, 2022.

On October 19, 2022, the Company entered into a $1,500,000 leasehold improvement demand line of credit with a bank, expiring May 1, 2026. The line of credit is collateralized by substantially all assets of AEA and is personally guaranteed by AEA's majority member. The interest rate on the line is the Wall Street Journal prime rate plus 0.50% (totaling 8.00% at December 31, 2022). The line of credit is subject to certain minimum financial and reporting covenants as determined by the bank. There were no advances outstanding as of December 31, 2022.

During 2021, AEA entered into a $1,500,000 demand line of credit with a bank. Borrowings under the line of credit could not exceed the lesser of the maximum commitment, $1,500,000, or the borrowing base, as defined. The line of credit was collateralized by substantially all assets of AEA and was personally guaranteed by AEA's majority member. The interest rate on the line was the bank's prime rate plus 0.25% (totaling 3.50% at December 31, 2021). The line of credit expired on May 30, 2022. There were no advances outstanding as of December 31, 2021.

Note 8 - Obligations Under Capital Leases

The Company's property under capital leases, which is included in property and equipment, is summarized as follows at December 31, 2021:

Transportation equipment	$	90,155
Less: Accumulated depreciation		57,047
	$	33,108

The capital leases require monthly payments ranging from $942 to $1,249, including effective interest ranging from 2.90% to 3.75% per annum, and mature through March 2024.

Future minimum payments under the capital leases at December 31, 2021 are as follows:

Years Ending December 31:		
2022	$	17,901
2023		3,781
2024		944
Present value of future minimum lease payments		22,626
Less: Amounts representing interest		877
Total obligations under capital leases		21,749
Less: Current portion		17,201
	$	4,548

Note 9 - Long-Term Incentive Plan

The Company has a long-term incentive plan, whereby key employees and certain independent contractors are granted interests in the Company, at the sole discretion of the Company's Board of Directors. The plan units do not represent any equity ownership of the Company. Plan units are valued based on the value of the Company, which is determined by the formulas defined in the long-term incentive plan agreement, at the end of each reporting period. Plan units vest over various time periods up to four years from the grant date, through 2026. The timing of redemption of these awards is determined based on criteria defined in the long-term incentive plan agreement and is treated as cash compensation to employees. There were no cash payments during 2022 and 2021 for redemption of plan units. At December 31, 2022 and 2021, the liability representing the vested portion of long-term incentive plan units was $309,338 and $155,054, respectively, which is included in other liabilities on the combined balance sheets.

Note 10 - Related Party Transactions

AEA had a note payable agreement, subordinated to the bank debt guaranteed by the Small Business Administration ("SBA") (see Note 10), with Philly Ventures, LLC, a related party. The note was unsecured, bore interest at 2.25% and was due in full, including accrued interest, in September 2034. The outstanding balance totaled $300,000 at December 31, 2021. Accrued interest related to this note payable totaled $77,000 at December 31, 2021. On January 4, 2022, the note payable and accrued interest totaling $377,100 were converted to 377,100 membership interests in AEA.

At December 31, 2021, the Company had a convertible note receivable with CHL that was entered into on April 21, 2014. The note receivable accrues interest at 5% per annum and matures in April 2024. At the option of the holder, all principal and accrued interest on the note receivable may convert into common units of CHL, upon certain events, as defined in the agreement. At December 31, 2022 and 2021, the balance of the note receivable from CHL was $0 and $220,960, respectively. At December 31, 2022, this note was eliminated upon consolidation.

The Company has a note receivable with a related party that was entered into on December 30, 2022. The note is unsecured, bears interest at a rate of 10%, and matures on January 4, 2023. At December 31, 2022, the balance of the note receivable was $393,448. In January 2023, the note receivable was repaid in full.

At December 31, 2022 and 2021, the Company had advances with a related party in the amount of $0 and $83,488, respectively. These advances are unsecured, non-interest bearing, and are expected to be repaid within the next year.

At December 31, 2022 and 2021, the Company had accounts receivable with a related party in the amount of $0 and $209,769, respectively, which is included in the accompanying combined balance sheets.

At December 31, 2022 and 2021, the Company had accounts payable with a related party in the amount of $0 and $128,985, respectively, which is included in the accompanying combined balance sheets.

During the year ended December 31, 2021, the Company recognized revenue of $311,765 related to the sale of products to a related party.

Note 11 - <u>Long-Term Debt</u>

Long-term debt is summarized as follows at December 31:

	2022	2021
Note payable, bank, guaranteed by the SBA, collateralized by substantially all assets of AEA and AEAE and a personal guaranty by AEA's majority member, due in monthly installments of $12,637, including interest at the bank's prime rate plus 2.25% (totaling 9.75% and 5.75% at December 31, 2022 and 2021, respectively), through September 2034. The outstanding balance shown is reduced by deferred financing costs of $7,105 and $17,795 at December 31, 2022 and 2021, respectively.	$ 1,304,896	$ 1,378,218
Note payable, financing company, collateralized by a vehicle, due in monthly installments of $740, including interest at 7.79%, through March 2026.	23,167	32,047
Note payable, bank, collateralized by a vehicle, due in monthly installments of $1,249, including interest at 2.90%, through December 2024.	-	43,000
Note payable, financing company, collateralized by a vehicle, due in monthly installments of $942, including interest at 7.79%, through March 2026.	26,598	32,000
	1,354,661	1,485,265
Less: Current maturities	172,084	113,011
Long-term debt, net	$ 1,182,577	$ 1,372,254

Future aggregate maturities of long-term debt are as follows:

Years Ending December 31:

2023	$ 172,084
2024	172,500
2025	160,113
2026	151,644
2027	151,644
Thereafter	546,676
	$ 1,354,661

Note 12 - Contingencies

Guarantees

At December 31, 2022, AEA is a guarantor of a $277,000 promissory note from a lender to an unrelated entity. The funds were used to purchase AEA's products. AEA will be released as a guarantor upon the lender's receipt of payment in full from the unrelated entity.

Note 13 - Leases

The Company's right-of-use assets and lease liabilities primarily relate to office space, manufacturing space, warehouse space, and office equipment.

Lease components in the Company's leases are accounted for following the guidance in ASC 842 for the capitalization of long-term leases. At December 31, 2022, the lease liability is equal to the present value of the remaining lease payments, discounted using the risk-free interest rate (based on U.S. Treasury rates for periods comparable to the lease terms) at the lease commencement date.

Lease activity for the year ended December 31, 2022 was as follows:

Lease cost:	
Operating lease cost	$ 396,220
Other information:	
Cash paid for amounts included in the measurement of lease liabilities:	
Operating cash flows from operating leases	$ 1,358,068
Weighted-average remaining lease term - operating leases	6.70 years
Weighted-average discount rate - operating leases	3.06%

Note 13 - <u>Leases (cont'd.)</u>

Future minimum lease payments as of December 31, 2022 are as follows:

<u>Years Ending December 31:</u>

2023	$	860,410
2024		832,810
2025		796,337
2026		749,015
2027		742,868
Thereafter		1,257,705
Total minimum lease payments		5,239,145
Less: Amount representing interest		481,672
Total lease liabilities	$	4,757,473

Future minimum lease payments as of December 31, 2021 are as follows:

<u>Years Ending December 31:</u>

2022	$	187,488
2023		118,684
	$	306,172

Rent expense charged to operations for the year ended December 31, 2021, which includes month-to-month arrangements, amounted to $255,496.

Note 14 - <u>Members' Equity</u>

<u>Warrants</u>

On January 4, 2022, the Company issued warrants that permit the holder to buy 600,000 units for $1.00 per share. The warrants have a 15-month term and are exercisable at any time.

On November 14, 2022, the holder of the warrants exercised their right to buy 600,000 units.

Note 15 - <u>Subsequent Events</u>

The Company has evaluated all events or transactions that occurred after December 31, 2022 through September 29, 2023, which is the date that the combined financial statements were available to be issued. During this period, there were no material subsequent events requiring disclosure, except those disclosed in Note 10 and as noted below.

Subsequent to year-end, the Company converted from an LLC to a corporation, with the re-incorporation occurring in Delaware on January 1, 2023.